SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: July 18, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, July 18, 2007
CANADIAN PACIFIC RESPONDS TO TAKEOVER RUMOURS
CALGARY — Canadian Pacific (TSX/NYSE: CP) is issuing this press release regarding recent market speculation at the request of Market Regulation Services Inc., on behalf of the Toronto Stock Exchange.
From time to time, CP receives inquiries with respect to possible acquisitions or business combinations, and has received such inquiries more frequently recently as it continues its strong financial performance.
Earlier this year, CP received a highly conditional inquiry from Brookfield seeking exclusive negotiations and due diligence. CP’s Board of Directors considered the inquiry to be inadequate after due deliberation and declined to enter into discussions. While CP continues to receive such inquiries, it is not at this time in negotiations with any party with respect to a business combination. No assurance can be given that such negotiations might be entered into or that, if entered into, any transaction would result.
CP corporate policy is not to comment on rumours and accordingly does not intend to comment further on this speculation.
The foregoing information may contain forward-looking statements relating to the future performance of CP. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca